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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 3, 2003

Provalis plc
(Translation of Registrant's Name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes ☐    No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

For Immediate Release
3rd February 2003

Provalis Agrees Modification of Agreement with Dr Falk Pharma in Return for Payment of £5 million

Provalis plc (LSE:PRO and NASDAQ:PVLS) is pleased to announce that it is to receive up to £5 million for agreeing to the modification of one of its distribution agreements. This ties in with Provalis' stated strategy of reducing its reliance on products owned by third parties, and replacing them with products owned by Provalis.

Provalis has modified its distribution agreement with Dr Falk Pharma GmbH (Dr Falk), a specialist developer of gastro-intestinal products, under which Provalis exclusively sells the Dr Falk range of products in the UK. Over its last three financial years, Provalis' average annual sales of the Dr Falk products have been £2.2 million, and anticipated sales for the current financial year are circa £2.5 million.

Under the existing agreement, Provalis had the rights to sell the Dr Falk products until March 2010. Provalis has now:-

1.
Agreed that the agreement shall terminate early on 31st December 2004. In compensation for this, Provalis will be paid up to £4.5 million in cash in the following instalments:-

•
£1.0 million payable in February 2003;

•
£1.5 million payable in January 2004; and

•
£2.0 million payable in January 2005, subject to a proportionate reduction in the event that Provalis' sales of the Dr Falk products during calendar year 2004 fall below £2.5m.

        Provalis will continue to sell the Dr Falk products until 31st December 2004.

2.
Entered into a second agreement with Dr Falk under which Provalis agrees that it shall not sell any product which competes with any of the Dr Falk products in the UK or the Republic of Ireland before 1st January 2007. In consideration for this, Provalis will be paid a further £0.5 million, also in February 2003.

3.
Ratified the extension of the agreement to include the Republic of Ireland (until 31st December 2004), where the Dr Falk products have previously been sold by another distributor for a number of years.

Commenting on the revised agreement, Phil Gould, Chief Executive of Provalis, said, "This deal with Dr Falk achieves a number of objectives for Provalis. The cash payments maintain our drive towards financial self sufficiency as the sales of our key products Diclomax® and Glycosal® continue to grow."

"Also, now that we are selling the established range of Dr Falk products in Ireland, we have the springboard for the launch of our other pharmaceutical products, in particular Diclomax®, onto that market."

END

Provalis' Internet Website; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995:

Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the rate at which operating losses are incurred; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the execution of development, licensing, research, manufacturing and other collaboration agreements with third parties; the progress of the Group's continuing research and development activities; uncertainties related to future trial results and the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's healthcare and medical diagnostics divisions to finance the ongoing development of these businesses as well as the Group's research and development activities; the impact of future laws, regulations and policies; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the Group's intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group's sector; the Group's dependence on key personnel; general business and economic conditions; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Provalis plc, Tel: 01244 833463
Mr Lee Greenbury, Provalis plc, Tel: 01244 833402
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE:PRO and NASDAQ:PVLS) is a pharmaceutical company with two operating divisions:-

  •
  Medical Diagnostics—develops and sells to world markets medical diagnostic products for chronic disease management. The division's principle products are Glycosal® and Osteosal® in the areas of diabetes and osteoporosis respectively.

  •
  Healthcare—sells and markets its own, and third party, branded, prescription medicines in the UK to GPs and hospitals through its own regionally managed sales force. The division's principle product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc
Date: February 3, 2003	By:	/s/ LEE GREENBURY Name: Lee Greenbury Title: Secretary

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SIGNATURES